21004916

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NOV 29 2021

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... EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/20 (MM/DD/YY) AND ENDING 09/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Maplewood Investments, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12222 Merit Drive, Suite 1390
(No. and Street)

FIRM ID. NO.

Dallas	TX	75251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel C Dooley — (214) 739-5677
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting, LLC
(Name – if individual, state last, first, middle name)

325 N St Paul St. Ste. 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel C. Dooley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Maplewood Investments, Inc., as of September 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VICKIE COLWELL
My Notary ID # 131321773
Expires October 19, 2025

Daniel C Dooley
Signature

President
Title

Vickie Colwell
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MAPLEWOOD INVESTMENTS, INC.

CONTENTS

Hartgraves

Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of
Maplewood Investments, Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Maplewood Investments, Inc. (the Company) as of September 30, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III,

Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

This is our initial year as the auditor for the Company.
Dallas, TX
November 23, 2021

MAPLEWOOD INVESTMENTS, INC.
Statement of Financial Condition
September 30, 2021

ASSETS

Cash	$ 790,656
Securities owned, at fair value	1,197,481
Receivable from broker-dealers and clearing organizations	163,536
Receivable from related parties	1,000
Property and equipment, net	10,170
Right of use asset	185,776
Other assets	47,213
Total Assets	$ 2,395,832

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 410,229
Commissions payable	175,462
Bank loan	156,100
Lease liability	185,776
Total Liabilities	927,567
Stockholders' equity:	
Common stock, 1,000,000 shares authorized with $0.01 par value, 6,300 issued and outstanding	63
Additional paid-in capital	789,845
Treasury stock	-0-
Retained earnings	678,357
Total Stockholders' Equity	1,468,265
Total Liabilities and Stockholders' Equity	$ 2,395,832

The accompanying notes are an integral part of these financial statements.

MAPLEWOOD INVESTMENTS, INC.
Statement of Income
For the Year Ended September 30, 2021

Revenues:	
Securities commissions	$ 386,982
Mutual fund commissions	915,175
Management fees and other	3,056,850
Interest income	14
Dividend income	6,801
Net gains (losses) on securities trading accounts	837,744
	5,203,566
Expenses:	
Compensation and benefits	2,061,111
Commissions and clearing fees	2,736,859
Communications	51,340
Promotional costs	0
Regulatory fees and expenses	81,326
Occupancy and equipment costs	162,443
Other expenses	93,134
Other taxes	6,277
	5,192,490
Income before income taxes	11,076
Provision (benefit) for federal income taxes	190
Provision for state income taxes	9,764
Net Income	$ 1,122

The accompanying notes are an integral part of these financial statements.

MAPLEWOOD INVESTMENTS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2021

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balances at September 30, 2020	6,300	$ 63	$ 789,845	$ 677,235	$ -0-	$ 1,467,143
Retirement of Treasury Stock						-0-
Net Income				1,122		1,122
Balances at September 30, 2021	6,300	$63	$789,845	$ 678,357	$-0-	$ 1,468,265

The accompanying notes are an integral part of these financial statements.

MAPLEWOOD INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended September 30, 2021

Cash flows from operating activities:	
Net income (loss)	$ 1,122
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation expense	5,492
Change in operating assets and liabilities:	
Increase in securities owned	(204,212)
Decrease in receivable from broker-dealers and Clearing organizations	168,148
Increase in other assets	(2,692)
Increase in accounts payable and accrued expenses	130,657
Decrease in commissions payable	(73,327)
Decrease in Right of use asset	57,873
Decrease in Lease liability	(57,873)
Net cash provided (used) by operating activities	25,188
Cash flows from investing activities:	
Purchases of property and equipment	(1,588)
Net cash provided (used) by investing activities	(1,588)
Cash flows from financing activities:	
Bank Loan	0
Net cash provided (used) by financing activities	0
Net Increase in cash	23,600
Cash at beginning of year	767,056
Cash at end of year	$ 790,656
Supplemental Disclosures	
Cash paid for:	
Income taxes	$ -0-
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

MAPLEWOOD INVESTMENTS, INC.
Notes to Financial Statements
September 30, 2021

Note 1 - Summary of Significant Accounting Policies

Maplewood Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company's customers consist primarily of individuals located in Texas.

Securities transactions (and related commission revenue and expense) are recorded on trade date basis.

Securities owned and securities sold, not yet purchased, are carried at fair market value and securities owned not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are being held by the clearing broker/dealer. Should the clearing broker/dealer fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market.

Receivables from broker/dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance. The Company had receivables of $63,536 as of September 30, 2021 all of which were collected.

The Company follows the guidance in FASB ASC 606, Revenue from Contracts with Customers, which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfied a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The economic factors that affect the nature, amount, timing, and uncertainty of revenue and cash flows are general conditions in the United States economy and capital markets.

Management Fees
The Company's affiliate provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

MAPLEWOOD INVESTMENTS, INC.
Notes to Financial Statements
September 30, 2021

Note 1 - Summary of Significant Accounting Policies, continued

Securities Commission
Commission revenue is generally recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date for a trade execution services based on providing market prices and Internal and regulatory guidelines. Commission revenue consists of the sale of equity and fixed income securities and Unit investment trusts.

Mutual Funds, Insurance and Annuity Products
The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long client hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probably that a significant reversal will not occur.

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets. Depreciation expense for the year ended September 30, 2021 was $5,492 and is reflected in occupancy and equipment costs.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The Company accounts for income taxes in accordance with the *Income Taxes* Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). Deferred tax assets and liabilities arising from temporary differences between book and tax basis are recognized using the enacted statutory tax rates and laws that will be in effect when such differences are expected to reverse. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. In the case of deferred tax assets; a reduction in deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Any interest or penalties associated with income taxes would be included as a component of income tax expense in the period in which the assessment arises.

Management evaluates income tax positions based on whether it is more likely than not that the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

Note 1 - Summary of Significant Accounting Policies, continued

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Note 2 - Fair Value Disclosures

The Company uses various methods including market, income, and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.

These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes money market funds and U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended September 30, 2021, the application of valuation techniques applied to similar assets and liabilities has been consistent. *The fair value of all securities owned are deemed to be Level 1 and Level 2 investments at* September 30, 2021, and during the period then ended.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy as reported on the statement of financial condition at September 30, 2021. As required by FASB ASC Topic 820, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
Money market	$ 418,116	$ 418,116	$ -0-	$ -0-
Mutual funds	554,888	554,888	-0-	-0-
Equity securities	224,577	224,577	-0-	-0-
Debt securities	0	0	-0-	-0-
Total	$ 1,197,581	$ 1,197,581	$ -0-	$ -0-

Note 2 - Fair Value Disclosures, continued

Description	Total	Level 1	Level 2	Level 3
Securities sold short,				
Not yet purchased				
Money market	$ -0-	$ -0-	$ -0-	$ -0-
Mutual funds	-0-	-0-	-0-	-0-
Equity securities	-0-	-0-	-0-	-0-
Debt securities	-0-	-0-	-0-	-0-
Total	$ -0-	$ -0-	$ -0-	$ -0-

There were no transfers into or out of the Level 1, 2 or 3 categories in the fair value measurement hierarchy for the fiscal year ended September 30, 2021.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2021, the Company had net capital of approximately $1,248,287 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .47 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Lease Commitments

The Company determines if the arrangement is a lease at inception. The Company made an accounting policy election to not capitalize leases with an initial term of 12 months or less. The right of use (ROU) asset and corresponding liability are reported separately on the Statement of Financial Condition. The ROU asset represents the right to use the underlying asset for the lease term and the lease liability represents the obligation to make lease payments arising from the lease. Any future operating lease ROU assets and liabilities will be recognized at commencement date based on the present value of lease payments over the lease term. The operating lease did not provide an implicit rate, we used our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Company recognizes rent expense on a straight line basis and amortizes the associated lease liability over the lease.

Note 4 - Lease Commitments, continued

The Company leases office space under a long-term non-cancelable lease. Minimum lease payments under the lease at September 30, 2021 are as follows:

September 30, 2022	$ 71,034
September 30, 2023	$ 72,590
September 30, 2024	$ 74,145
September 30, 2025	$ 37,332
	$ 255,101
Less present value discount	$ (69,325)
	$ 185,776

Rental expense for the year ended September 30, 2021 was $79,420 and is reflected in occupancy and equipment costs.

Note 5 - Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of a deferred tax asset in the amount of $14,533 included in other assets. Management assessed the recoverability of NOLs and determined no valuation allowance was required for the year ended September 30, 2021. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of income are non-deductible for tax reporting purposes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 6 - Profit Sharing Plan

The Company has a qualified profit sharing plan covering all eligible employees, as defined, with a specified period of service. Employer contributions to the plan are at the discretion of the Board of Directors, and the plan may be amended or terminated at any time. Contributions of $164,748 were paid to the plan for the year ended September 30, 2021.

Note 7 - Related Party Transactions

The Company has a receivable from a stockholder in the amount of $1,000 at September 30, 2021. The Company received commissions and fees from MIAI, Inc. (a related company) of $2,981,623 during the year ended September 30, 2021, which is included in management fees and other.

Note 8 - Property and Equipment

As of September 30, 2021, property and equipment consisted of the following:

Computer equipment	$ 13,324
Office furniture	42,886
Leasehold improvements	6,315
	62,525
Accumulated depreciation	(52,356)
Property and equipment, net	$ 10,169

Note 9 - Concentration Risk

During the year, the Company had cash balances in excess of federally insured limits. The Company regularly monitors the financial stability of these financial institutions and believes that the Company is not exposed to any significant credit risk.

Note 10 - Clearing Deposit

The Company conducts substantially all business through its primary clearing firm (National Financial Services, LLC), which settles all trades for the Company, on a fully disclosed basis, on behalf of its customers. Under its agreement with National Financial Services, LLC, the Company is required to maintain a clearing deposit of $100,000, which is included on the statement of financial condition as receivable from broker-dealers and clearing organizations.

Note 11 - Commitment and Contingencies

The Company has entered into secondary clearing agreements with other FINRA member firms ("correspondents"), which provides that all the funds and securities belonging to the correspondents' customers are subject to the terms of the Company's clearing agreement.

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the customers of the Company and its correspondents fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. The risk associated with the indemnification clause is subject to the market volatility of the underlying securities for a period of up to three days. At September 30, 2021, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 12 – Bank Loan

The Company entered into a bank loan payable of $156,100 in April, 2020. The loan was forgiven in October, 2021 with no interest due.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of

September 30, 2021

Schedule I

MAPLEWOOD INVESTMENTS, INC.
Computation of Net Capital under Rule 15c3-1
Of the Securities and Exchange Commission
As of September 30, 2021

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 1,468,265
Less:		
Other deductions or allowable credits		
Total capital and allowable subordinated liabilities		1,468,265
Deductions and/or charges		
Non-allowable assets:		
Receivable from related parties	$ 1,000	
Property and equipment, net	10,170	
Other receivables	4,450	
Other assets	47,213	
		(62,833)
Net capital before haircuts on securities positions		1,405,432
Haircuts on securities		(125,282)
Undue concentration		(31,863)
Net capital		$ 1,248,287

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 410,229
Commissions payable	175,462
Total aggregate indebtedness	$ 585,691

The accompanying notes are an integral part of these financial statements.

Schedule I (continued)

MAPLEWOOD INVESTMENTS, INC.
Computation of Net Capital under Rule 15c3-1
Of the Securities and Exchange Commission
As of September 30, 2021

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total Aggregate indebtedness)	$ 39,046
Minimum dollar net capital requirement of Reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 1,148,288
Excess net capital at 1000%	$ 1,128,288
Ratio: Aggregate indebtedness to net capital	.47 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

The accompanying notes are an integral part of these financial statements.

Schedule II & III

MAPLEWOOD INVESTMENTS, INC.
Computation For Determination Of Reserve Requirements And
Information Relating To Possession Or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2021

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to both the exemptive provisions of sub-paragraph (k)(2)(ii) and is considered a "Non-Covered Firm" from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended September 30, 2021

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Maplewood Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Maplewood Investments, Inc. (the Company) stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception;

2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to acting as a mutual fund retailer acting as a broker or dealer selling variable life insurance or annuities, solicitor of time deposits in a financial institution and providing investment advisory services; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and that the Company's other business activities were limited to acting as a mutual fund retailer, acting as a broker or dealer selling variable life insurance or annuities, solicitor of time deposits in a financial institution and providing investment advisory services and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Hartgraves Accounting & Consulting, LLC

Dallas, TX
November 23, 2021

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201

www.hartgravesllc.com

(214) 738-1998
admin@hartgravesllc.com

Report of Independent Registered Public Accounting Firm

Applying agreed upon procedures to The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended September 30, 2021

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Shareholders and Board of Directors of
Maplewood Investments, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2021. Management of Maplewood Investments, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2021, noting a difference of $170,725 as a result of commissions paid through tri-party arrangements.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting a difference of $170,725 as a result of commissions paid through tri-party arrangements.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com

States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Hartgraves Accounting & Consulting, LLC

Dallas, TX
November 23, 2021

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 9/30/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

52221
Maplewood Investments, Inc
12222 Merit Dr, Ste 1390
Dallas, TX 75251-3216

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel C Dooley
214-739-5077

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 5,829.51

B. Less payment made with SIPC-6 filed (exclude interest) (2,857.25)

4/26/2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2972.26

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2972.26

G. PAYMENT: √ the box
Check mailed to P.O. Box [X] Funds Wired [ ] ACH [ ]
Total (must be same as F above) $ 2,972.26

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Maplewood Investments, Inc
(Name of Corporation, Partnership or other organization)

Daniel C Dooley
(Authorized Signature)

CEO/President
(Title)

Dated the 1 day of November, 2021.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/2020
and ending 9/30/2021

Item No.

	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,032,841
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	21,817
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	21,817
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	990,401
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	176,111
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	1,809
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,168,321
2d. SIPC Net Operating Revenues	$ 3,886,337
2e. General Assessment @ .0015	$ 5,829.51

(to page 1, line 2.A.)